KW 515

[redacted]

[redacted]

14040751

SEC MAIL PROCESSING
RECEIVED
FEB 26 2014
WASH, D.C.
191
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number	3235-0123
Expires	March 31, 2016
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8 – 65194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PSG EXECUTIONS, INC. LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2115 Linwood Ave Suite 430

Fort Lee	**NJ**	**07024**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOSHE ENGLESOHN, CEO **TEL 201-944-1005**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

[redacted]

OATH OR AFFIRMATION

I, *MOSHE ENGELSHOHN* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *PSG EXECUTONS, INC. as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Sworn to and subscribed before me this 19th day of Feb 2014

X [signature]
Signature

CCO, CFO
Title

X Lorraine Thompson
Notary Public

LORRAINE THOMPSON
NOTARY PUBLIC OF NEW JERSEY
Commission No. 2263466
My Commission Expires Sept. 21, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

[redacted]

PSG EXECUTIONS, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information: Computation of Net Capital under SEC Rule 15c3-1	11
Other Information	12
Independent Auditors' Comments	13-14

[redacted]

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
PSG Executions, Inc.
2115 Linwood Avenue
Fort Lee, NJ 07024

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PSG Executions, Inc., (the Company) as of December 31, 2013 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

[redacted]

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSG Executions, Inc., as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedule is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2014

PSG EXECUTIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

[redacted]

ASSETS		
Cash and cash equivalents	$	13,070
Equipment and leasehold improvements		
-net of accumulated depreciation of $89,120		-
Total assets	$	13,070
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	6,000
Total liabilities		6,000
Commitments and Contingencies (Note 4)		
Stockholders' equity (Notes 5 and 6)		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		10,000
Additional paid-in capital		157,000
Retained earnings		(149,930)
		17,070
Less: Stock subscription receivable		(10,000)
Total stockholders' equity		7,070
Total liabilities and stockholders' equity	$	13,070

The accompanying notes are an integral part of this statement